Exhibit 1

NXP Semiconductors Reports Fourth Quarter and Full-year 2014 Results

	Q4 2014	FY 2014
Revenue	$1,537million	5,647 million
GAAP Gross margin	45.8%	46.8%
GAAP Operating margin	20.2%	18.6%
GAAP Diluted earnings per share	$0.61	$2.17
Non-GAAP Gross margin	46.6%	48.0%
Non-GAAP Operating margin	25.3%	25.0%
Non-GAAP Diluted earnings per share	$1.35	$4.76

Eindhoven, The Netherlands, February 5, 2015 – NXP Semiconductors N.V. (NASDAQ: NXPI) today reported financial results for the fourth quarter and the full-year ended December 31, 2014, as well as provided guidance for the first quarter of 2015.

“Our results in the fourth quarter of 2014 came in at the high-end of our guidance, as NXP delivered Product revenue of $1.50 billion, approximately a 20 percent increase from the same period in the prior year and a 2 percent sequential increase – significantly better than historic seasonality on a sequential basis. Total NXP revenue was $1.54 billion, a 1.5 percent sequential increase, and nearly a 19 percent increase from the same period in the prior year. Non-GAAP earnings per share in the fourth quarter was $1.35, at the upper-end of guidance, while non-GAAP free cash flow was $451 million or 29 percent of revenue,” said Richard Clemmer, NXP Chief Executive Officer.

“On a full-year basis, NXP delivered strong year-on-year growth, with all of our business lines achieving new historic revenue levels. Full-year Product revenue was $5.5 billion, up 17 percent year-on-year, as demand associated with key HPMS design opportunities continued to accelerate. HPMS segment revenue was $4.2 billion, an increase of 19 percent year-on-year, due to broad based strength across all our target end markets. Standard Product segment revenue was $1.3 billion, an increase of 11 percent year-on-year, reflecting better than overall industry growth in both our discrete and logic product lines. In total, NXP revenue was $5.65 billion, an increase of 17 percent year-on-year, greater than two-times the overall growth of the semiconductor industry. Full-year non-GAAP earnings per share was $4.76, up nearly 45 percent versus 2013, and full-year non-GAAP free cash flow was $1.14 billion, up 68 percent year-on-year, representing 20 percent of total revenue.

“During the fourth quarter, growth within the HPMS segment was better than seasonal and near the upper-end of our guidance range. We achieved record revenue levels in our Identification, Automotive and Infrastructure & Industrial businesses. Revenue in the Identification business was $411 million, up nearly 4 percent sequentially, and up 25 percent from the same period in the prior year. In Automotive revenue was $292 million, up 1 percent versus the third quarter and up 6 percent versus from the same period in the prior year. Within Portable & Computing, revenue was $213 million, down 2 percent from the prior quarter, yet still up 34 percent compared to the same period in the prior year. Revenue in Industrial & Infrastructure was $253 million, up 6 percent sequentially, and up 30 percent from the same period in the prior year.

“In summary, 2014 was a very good year for NXP. Our focused strategy of providing differentiated product solutions was confirmed by strong customer adoption and better than industry revenue growth which drove significant shareholder value. I want to thank all of the engaged NXP employees for their continued contribution and effort”, said Clemmer.

Summary of Fourth Quarter and Full-year 2014 Results ($ millions, except EPS, unaudited)

	Q4 2014	Q3 2014	Q4 2013	Q - Q	Y - Y	2014	2013	Y - Y
Product Revenue	$1,500	$1,472	$1,251	1.9%	19.9%	$5,483	$4,678	17.2%
Corporate & Other	$37	$43	$42	-14.0%	-11.9%	$164	$137	19.7%

Total Revenue	$1,537	$1,515	$1,293	1.5%	18.9%	$5,647	$4,815	17.3%
GAAP Gross Profit	$704	$713	$589	-1.3%	19.5%	$2,640	$2,177	21.3%
Gross Profit Adjustments (1)	$(12)	$(12)	$(47)			$(73)	$(121)
Non-GAAP Gross Profit	$716	$725	$636	-1.2%	12.6%	$2,713	$2,298	18.1%
GAAP Gross Margin	45.8%	47.1%	45.6%			46.8%	45.2%
Non-GAAP Gross Margin	46.6%	47.9%	49.2%			48.0%	47.7%
GAAP Operating Income	$310	$307	$198	1.0%	56.6%	$1,049	$651	61.1%
Operating Income Adjustments (1)	(79)	(83)	(126)			(365)	(469)
Non-GAAP Operating Income	$389	$390	$324	-0.3%	20.1%	$1,414	$1,120	26.3%
GAAP Operating Margin	20.2%	20.3%	15.3%			18.6%	13.5%
Non-GAAP Operating Margin	25.3%	25.7%	25.1%			25.0%	23.3%
GAAP Net Income / (Loss)	$149	$121	$96	23.1%	55.2%	$539	$348	54.9%
Net Income Adjustments (1)	(178)	(213)	(157)			(644)	(492)
Non-GAAP Net Income / (Loss)	$327	$334	$253	-2.1%	29.2%	$1,183	$840	40.8%
GAAP EPS	$0.61	$0.49	$0.37	24.5%	64.9%	$2.17	$1.36	59.6%
EPS Adjustments (1)	$(0.74)	$(0.86)	$(0.62)			$(2.59)	$(1.93)
Non-GAAP EPS	$1.35	$1.35	$0.99	0.0%	36.4%	$4.76	$3.29	44.7%

1.	Please see “Discussion of GAAP to non-GAAP Reconciliation” on page 3 of this release.

Additional Information for the Fourth Quarter of 2014:

•	On December 1, 2014, NXP Semiconductors N.V. issued $1.15 billion of senior cash convertible notes due December 1, 2019. The notes bear interest of 1.0 percent, payable semi-annually in arrears on June 1 and December 1, beginning on June 1, 2015. The initial conversion rate for the Notes is 9.7236 shares of NXP’s common stock per $1,000 principal amount, representing an approximate conversion premium of 35 percent above the last reported sale price of $76.18 on November 24, 2014. Further details relating to the issue can be found on NXP’s investor relations website at www.nxp.com/investor.

•	NXP repurchased approximately 2.4 million shares in the fourth quarter of 2014 for a total cost of approximately $180 million. For the full-year 2014, NXP repurchased approximately 23.2 million shares for a total cost of approximately $1.44 billion, or an average cost per share of $61.73.

•	Net cash interest paid in the fourth quarter of 2014 was $30 million, and for the full-year 2014 was $138 million.

•	SSMC, NXP’s consolidated joint-venture wafer fab with TSMC, reported fourth quarter 2014 operating income of $47 million, EBITDA of $61 million and a closing cash balance of $426 million. For the full-year 2014 SSMC reported operating income of $175 million and EBITDA of $228 million.

•	Utilization in NXP wafer-fabs averaged 99 percent in the fourth quarter of 2014 compared to 95 percent in the prior year period and 96 percent in the prior quarter.

Supplemental Information ($ millions, unaudited) – Existing Business Structure

	Q4 2014	Q3 2014	Q4 2013	% Q4 Total	Q - Q	Y - Y	2014	2013	Y - Y
Automotive	$292	$288	$275	19%	1%	6%	$1,144	$1,019	12%
Identification	$411	$396	$329	27%	4%	25%	$1,469	$1,297	13%
Infrastructure & Industrial	$253	$238	$194	16%	6%	30%	$883	$729	21%
Portable & Computing	$213	$217	$159	14%	-2%	34%	$712	$488	46%

High Performance Mixed Signal (HPMS)	$1,169	$1,139	$957	76%	3%	22%	$4,208	$3,533	19%
Standard Products (STDP)	$331	$333	$294	22%	-1%	13%	$1,275	$1,145	11%

Product Revenue	$1,500	$1,472	$1,251	98%	2%	20%	$5,483	$4,678	17%
Corporate & Other	$37	$43	$42	2%	-14%	-12%	$164	$137	20%

Total Revenue	$1,537	$1,515	$1,293	100%	1%	19%	$5,647	$4,815	17%

Product revenue is the combination of revenue from the High Performance Mixed Signal (HPMS) and Standard Products (STDP) segments. Percent of quarterly total amounts may not add to 100 percent due to rounding.

Supplemental Information ($ millions, unaudited) – New Business Structure, Effective January 1, 2015

	Q4 2014	Q3 2014	Q4 2013	% Q4 Total	Q - Q	Y - Y	2014	2013	Y - Y
Automotive	$292	$288	$275	19%	1%	6%	$1,144	$1,019	12%
Secure Identification Solutions	$223	$252	$271	15%	-12%	-18%	$996	$997	0%
Secure Connected Devices	$349	$301	$193	23%	16%	81%	$1,028	$752	37%
Secure Interfaces and Power	$305	$298	$218	20%	2%	40%	$1,040	$765	36%

High Performance Mixed Signal (HPMS)	$1,169	$1,139	$957	76%	3%	22%	$4,208	$3,533	19%
Standard Products (STDP)	$331	$333	$294	22%	-1%	13%	$1,275	$1,145	11%

Product Revenue	$1,500	$1,472	$1,251	98%	2%	20%	$5,483	$4,678	17%
Corporate & Other	$37	$43	$42	2%	-14%	-12%	$164	$137	20%

Total Revenue	$1,537	$1,515	$1,293	100%	1%	19%	$5,647	$4,815	17%

Product revenue is the combination of revenue from the High Performance Mixed Signal (HPMS) and Standard Products (STDP) segments. Percent of quarterly total amounts may not add to 100 percent due to rounding.

Guidance for the First Quarter 2015: ($ millions, except share count and EPS) (1)

	Guidance Range
	Low	Mid	High
Product Revenue	$1,410	$1,437	$1,470
Q-Q	-6%	-4%	-2%
Other Revenue	$35	$35	$35

Total Revenue	$1,445	$1,472	$1,505
Q-Q	-6%	-4%	-2%
Non-GAAP Gross Profit	$688	$702	$717
Non-GAAP Gross Margin	48%	48%	48%
Non-GAAP Operating Income	$361	$373	$385
Non-GAAP Operating Margin	25%	25%	26%
Interest Expense	$(36)	$(36)	$(36)
Cash Taxes	$(6)	$(6)	$(6)
Non-controlling Interest	$(16)	$(16)	$(16)

Non-GAAP Net Income	$303	$315	$327
Ave. Diluted Shares	243	243	243
Non—GAAP EPS	$1.25	$1.30	$1.35

Note (1): NXP has based the guidance included in this release on judgments and estimates that management believes are reasonable given its assessment of historical trends and other information reasonably available as of the date of this release. The guidance included in this release consists of predictions only, and is subject to a wide range of known and unknown risks and uncertainties, many of which are beyond NXP’s control. The guidance included in this release should not be regarded as representations by NXP that the estimated results will be achieved. Actual results may vary materially from the guidance we provide today. In relation to the use of non-GAAP financial information see the note regarding “Use of Non-GAAP Financial Information” elsewhere in this release. For the factors, risks and uncertainties to which judgments, estimates and forward-looking statements generally are subject see the note regarding “Forward-looking Statements.” We undertake no obligation to publicly update or revise any forward-looking statements, including the guidance set forth herein, to reflect future events or circumstances. Considering the uncertain magnitude and variability of the foreign exchange consequences upon “PPA effects”, “restructuring costs”, “other incidental items” and any interest expense or taxes in future periods, management believes that GAAP financial measures are not available for NXP without unreasonable efforts on a forward looking basis.

Discussion of GAAP to non-GAAP Reconciliations

In addition to providing financial information on a basis consistent with U.S. generally accepted accounting principles (“GAAP”), NXP also provides the following selected financial measures on a non-GAAP basis: (i) “non-GAAP gross profit,” (ii) “non-GAAP gross margin,” (iii) “non-GAAP Research and development,” (iv) “non-GAAP Selling, general and administrative,” (v) non-GAAP Other income,” (vi) “non-GAAP operating income (loss),” (vii) “non-GAAP operating margin,” (viii) “non-GAAP net income/ (loss),” (ix) “PPA effects,” (x) “Restructuring costs,” (xi) “Stock based compensation,” (xii) “Other incidental items,” (xiii) “non-GAAP Financial Income (expense),” (xiv) “non-GAAP Results relating to equity-accounted investees,” (xv) “non-GAAP Cash tax (expense),” (xvi) “diluted non-GAAP EPS,” (xvii) “EBITDA,” “adjusted EBITDA” and “trailing 12 month adjusted EBITDA,” (xviii) “net debt,” (xix) “non-GAAP free cash flow” and (xx) “non-GAAP free cash flow margin.”

In this release, references to:

•	“non-GAAP gross profit,” “non-GAAP research and development,” “non-GAAP Selling, general and administrative,” “non-GAAP Other income,” “non-GAAP operating income (loss),” and “non-GAAP net income/ (loss)” is to NXP’s gross profit, research and development, selling general and administrative, operating income and net income/ (loss) calculated on a basis consistent with GAAP, net of the effects of purchase price accounting (“PPA”), restructuring costs, stock-based compensation, other incidental items and certain other adjustments. “PPA effects” reflect the fair value adjustments impacting acquisition accounting and other acquisition adjustments charged to the income statement applied to the formation of NXP on September 29, 2006 and all subsequent acquisitions. “Restructuring costs” consist of costs related to restructuring programs and gains and losses resulting from divestment activities and impairment charges. “Stock based compensation” consists of incentive expense granted to eligible employees in the form of equity based instruments. “Other incidental items” consist of process and product transfer costs (which refer to the costs incurred in transferring a production process and products from one manufacturing site to another) and certain charges related to acquisitions and divestitures. “Other adjustments” include or exclude certain items that management believes provides insight into our core operating results, our ability to generate cash and underlying business trends affecting our performance.

•	“non-GAAP gross margin” and “non-GAAP operating margin” is to our non-GAAP gross profit or our non-GAAP operating income as a percentage of total revenue, respectively;

•	“non-GAAP Financial Income (expense)” is the interest income or expense net of impacts due to non-cash interest expense on convertible notes; foreign exchange changes on our Euro-denominated debt; gains or losses due to the extinguishment of long-term debt; changes in fair value of warrant liability; and less other financial expenses deemed to be one-time in nature;

•	“non-GAAP Cash tax (expense)” represents the cash tax payments during the period;

•	“diluted non-GAAP EPS” attributable to stockholders is to non-GAAP net income or loss attributable to NXP’s stockholders, divided by the diluted weighted average number of common shares outstanding during the period, adjusted for treasury shares held;

•	“EBITDA” is to NXP’s earnings before financial income (expense), taxes, depreciation and amortization. “EBITDA” excludes certain tax payments that may represent a reduction in cash available to us, does not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future, does not reflect changes in, or cash requirements for, our working capital needs and does not reflect the significant financial expense, or the cash requirements necessary to service interest payments, on our debts;

•	“adjusted EBITDA” is to EBITDA after adjustments for “restructuring costs,” “stock-based compensation,” “other incidental items,” “other adjustments” and results related to equity accounted investees;

•	“trailing 12 month adjusted EBITDA” is to adjusted EBITDA for the last 12 months;

•	“net debt” is to the sum total of long and short term debt less total cash and cash equivalents, as reflected on the balance sheet;

•	“non-GAAP free cash flow” is the sum of our Net cash provided by (used for) operating activities and our net Capital expenditure on property, plant and equipment, as reflected on the cash flow statement.

•	“non-GAAP free cash flow margin” is the sum of our Net cash provided by (used for) operating activities and our net Capital expenditure on property, plant and equipment, as a percentage of total revenue.

Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).”

NXP provides non-GAAP measures because management believes that they are helpful to understand the underlying operating and profit structure of NXP’s operations, to provide additional insight as to how management assesses the performance and allocation of resources among its various segments and because the financial community uses them in its analysis of NXP’s operating and/or financial performance, historical results and projections of NXP’s future operating results. NXP presents “non-GAAP gross profit,” “non-GAAP research and development,” “non-GAAP Selling, general and administrative,” “non-GAAP Other income,” “non-GAAP operating income,” “non-GAAP net income/ (loss),” “non-GAAP gross margin,” “non-GAAP operating margin” and “non-GAAP EPS” because these financials measures are net of “PPA effects,” “restructuring costs,” “stock based compensation,” “other incidental items,” and “other adjustments” which have affected the comparability of NXP’s results over the years. NXP presents “EBITDA,” “adjusted EBITDA” and “trailing 12 month adjusted EBITDA” because these financials measures enhance an investor’s understanding of NXP’s financial performance.

Non-GAAP measures should not be considered a substitute for any information derived or calculated in accordance with GAAP, are not intended to be measures of financial performance or condition, liquidity, profitability or operating cash flows in accordance with GAAP, and should not be considered as alternatives to net income (loss), operating income or any other performance measures determined in accordance with GAAP. These non-GAAP measures can vary from other participants in the semiconductor industry. They have limitations as analytical tools and should not be considered in isolation for analysis of NXP’s financial results as reported under GAAP.

Conference Call and Webcast Information

NXP will host a conference call on February 5, 2015 at 8:00 a.m. U.S. Eastern Time (2:00 p.m. Central European Time) to discuss its fourth quarter and full-year 2014 financial results and provide an outlook for the first quarter of 2015.

Interested parties may join the conference call by dialing 1 – 866 – 277 – 1184 (within the U.S.) or 1 – 617 – 597—5360 (outside of the U.S.). The participant pass-code is 15110829. To listen to a webcast of the event, please visit the Investor Relations section of the NXP website at www.nxp.com/investor. The webcast will be recorded and available for replay shortly after the call concludes.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) creates solutions that enable secure connections for a smarter world. Building on its expertise in High Performance Mixed Signal electronics, NXP is driving innovation in the automotive, identification and mobile industries, and in application areas including wireless infrastructure, lighting, healthcare, industrial, consumer tech and computing. NXP has operations in more than 25 countries, and posted revenue of $5.65 billion in 2014. Find out more at www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NXP’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

For further information, please contact:

Investors:	Media:
Jeff Palmer	Joon Knapen
jeff.palmer@nxp.com	joon.knapen@nxp.com
+1 408 518 5411	+31 619 303 857

NXP Semiconductors

Table 1: Condensed consolidated statement of operations (unaudited)

	Three Months Ended			Full Year
($ in millions except share data)	Dec. 31, 2014	Sept. 28, 2014	Dec. 31, 2013	2014	2013
Revenue	$1,537	$1,515	$1,293	$5,647	$4,815
Cost of revenue	(833)	(802)	(704)	(3,007)	(2,638)

Gross profit	704	713	589	2,640	2,177
Research and development	(198)	(196)	(168)	(763)	(639)
Selling, general and administrative	(198)	(211)	(224)	(838)	(896)

Total operating expenses	(396)	(407)	(392)	(1,601)	(1,535)
Other income (expense)	2	1	1	10	9

Operating income (loss)	310	307	198	1,049	651
Financial income (expense):
Interest income (expense)—net	(40)	(34)	(39)	(142)	(179)
Foreign exchange gain (loss)	(91)	(131)	31	(246)	62
Gain (loss) on extinguishment of long term debt	—	—	(54)	(3)	(114)
Changes in fair value of warrant liability	(2)	—	—	(2)	—
Other financial expense	(4)	(3)	(17)	(17)	(43)

Income (loss) before taxes	173	139	119	639	377
Benefit (provision) for income taxes	(9)	(4)	(10)	(40)	(20)
Results relating to equity-accounted investees	3	3	6	8	58

Net income (loss)	167	138	115	607	415
Net (income) loss attributable to non-controlling interests	(18)	(17)	(19)	(68)	(67)

Net income (loss) attributable to stockholders	149	121	96	539	348
Earnings per share data:
Net income (loss) attributable to stockholders per common share
Basic earnings per common share in $	$0.64	$0.51	$0.39	$2.27	$1.40
Diluted earnings per common share in $	$0.61	$0.49	$0.37	$2.17	$1.36
Weighted average number of shares of common stock (in thousands):
Basic	232,367	235,095	246,842	237,954	248,526
Diluted	242,901	246,550	256,162	248,609	255,050

NXP Semiconductors

Table 2: Condensed consolidated balance sheet (unaudited)

	As of
	Dec. 31,	Sept. 28,	Dec. 31,
($ in millions)	2014	2014	2013
Current assets:
Cash and cash equivalents	$1,185	$594	$670
Accounts receivable – net	546	692	501
Other receivables	47	36	41
Assets held for sale	—	6	13
Inventories	755	748	740
Other current assets	107	107	127

Total current assets	2,640	2,183	2,092
Non-current assets:
Investments in equity-accounted investees	71	59	52
Other non-current assets	365	141	144
Property, plant and equipment	1,123	1,087	1,048
Identified intangible assets	573	586	755
Goodwill	2,121	2,210	2,358

Total non-current assets	4,253	4,083	4,357
Total assets	6,893	6,266	6,449
Current liabilities:
Accounts payable	729	670	544
Liabilities held for sale	—	—	1
Accrued liabilities	571	577	608
Short-term debt	20	18	40

Total current liabilities	1,320	1,265	1,193
Non-current liabilities:
Long-term debt	3,979	3,790	3,281
Other non-current liabilities	793	380	429

Total non-current liabilities	4,772	4,170	3,710
Non-controlling interests	263	245	245
Stockholders’ equity	538	586	1,301

Total equity	801	831	1,546
Total liabilities and equity	6,893	6,266	6,449

NXP Semiconductors

Table 3: Condensed consolidated statement of cash flows (unaudited)

	Three Months Ended			Full Year
($ in millions)	Dec. 31, 2014	Sept. 28, 2014	Dec. 31, 2013	2014	2013
Cash Flows from operating activities
Net income (loss)	$167	$138	$115	$607	$415
Adjustments to reconcile net income (loss):
Depreciation and amortization	97	103	113	405	514
Stock-based compensation	34	34	31	133	88
Net (gain) loss on sale of assets	(3)	(1)	—	(10)	(2)
(Gain) loss on extinguishment of debt	—	—	54	3	114
Results relating to equity accounted investees	(3)	(3)	(6)	(8)	(58)
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables	112	(98)	37	(120)	(24)
(Increase) decrease in inventories	(27)	(6)	13	(42)	(22)
Increase (decrease) in trade payables	67	54	(4)	205	(25)
(Increase) decrease in other receivables	9	18	10	35	1
Increase (decrease) in other payables	4	46	(21)	17	(53)
Changes in deferred taxes	(1)	(6)	1	1	3
Exchange differences	91	131	(31)	246	(62)
Other items	9	(13)	2	(4)	2

Net cash provided by (used for) operating activities	556	397	314	1,468	891
Cash flows from investing activities:
Purchase of identified intangible assets	(10)	(8)	(8)	(36)	(35)
Capital expenditures on property, plant and equipment	(107)	(82)	(71)	(329)	(215)
Proceeds from disposals of property, plant and equipment	2	1	1	4	6
Proceeds from disposals of assets held for sale	3	—	—	6	—
Purchase of interests in businesses	(6)	—	—	(8)	(1)
Proceeds from sale of interests in businesses	—	—	3	1	3
Proceeds from return of equity investment	—	—	3	—	4
Other	(14)	(1)	(3)	(25)	(2)

Net cash (used for) provided by investing activities	(132)	(90)	(75)	(387)	(240)
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	—	(17)	(2)	(17)	(11)
Repayments under the revolving credit facility	(750)	(50)	—	(950)	(610)
Amounts drawn under the revolving credit facility	—	300	150	800	530
Repurchase of long-term debt	—	—	(575)	(92)	(2,429)
Principal payments on long-term debt	(5)	(5)	(7)	(15)	(18)
Net proceeds from the issuance of long-term debt	1,134	—	1	1,134	2,228
Proceeds from the sale of warrants	134	—	—	134	—
Cash paid for Notes hedge derivatives	(208)	—	—	(208)	—
Dividends paid to non-controlling interests	—	(50)	(1)	(50)	(48)
Purchase of non-controlling interest shares	—	—	(12)	—	(12)
Cash proceeds from exercise of stock options	48	25	98	145	177
Purchase of treasury shares	(180)	(574)	(163)	(1,435)	(405)

Net cash provided by (used for) financing activities	173	(371)	(511)	(554)	(598)
Effect of changes in exchange rates on cash positions	(6)	(3)	1	(12)	—

Increase (decrease) in cash and cash equivalents	591	(67)	(271)	515	53
Cash and cash equivalents at beginning of period	594	661	941	670	617

Cash and cash equivalents at end of period	1,185	594	670	1,185	670

Non-Cash Financing
Exchange of Term Loan C for Term Loan D	—	—	400	—	400
Exchange of Term Loan A1 for Term Loan E	—	—	—	400	—

NXP Semiconductors

Table 4: Reconciliation of GAAP to non-GAAP Segment Results (unaudited)

	Three Months Ended			Full Year
($ in millions)	Dec. 31, 2014	Sept. 28, 2014	Dec. 31, 2013	2014	2013
High Performance Mixed Signal (HPMS)	1,169	1,139	957	4,208	3,533
Standard Products	331	333	294	1,275	1,145

Product Revenue	1,500	1,472	1,251	5,483	4,678
Corporate and Other	37	43	42	164	137

Total Revenue	$1,537	$1,515	$1,293	$5,647	$4,815

HPMS Revenue	$1,169	$1,139	$957	$4,208	$3,533
Percent of Total Revenue	76.1%	75.2%	74.0%	74.5%	73.4%
HPMS segment GAAP gross profit	595	605	523	2,253	1,905
PPA effects	(1)	—	(3)	(2)	(3)
Restructuring	—	—	(3)	—	(5)
Stock based compensation	(2)	(1)	(2)	(7)	(6)
Other incidentals	1	(1)	(10)	—	(12)
Other adjustments	—	—	—	—	(46)

HPMS segment non-GAAP gross profit	$597	$607	$541	$2,262	$1,977

HPMS segment GAAP gross margin	50.9%	53.1%	54.6%	53.5%	53.9%
HPMS segment non-GAAP gross margin	51.1%	53.3%	56.5%	53.8%	56.0%
HPMS segment GAAP operating profit	277	274	227	983	712
PPA effects	(16)	(22)	(26)	(84)	(163)
Restructuring	(2)	—	(2)	(3)	(4)
Stock based compensation	(27)	(26)	(24)	(104)	(68)
Other incidentals	1	(1)	(11)	6	(15)
Other adjustments	—	—	—	—	(46)

HPMS segment non-GAAP operating profit	$321	$323	$290	$1,168	$1,008

HPMS segment GAAP operating margin	23.7%	24.1%	23.7%	23.4%	20.2%
HPMS segment non-GAAP operating margin	27.5%	28.4%	30.3%	27.8%	28.5%
Standard Products Revenue	$331	$333	$294	$1,275	$1,145
Percent of Total Revenue	21.5%	22.0%	22.7%	22.6%	23.8%
Standard Products segment GAAP gross profit	103	103	66	382	285
PPA effects	—	(1)	(1)	(2)	(2)
Restructuring	(6)	(6)	(18)	(31)	(16)
Stock based compensation	(1)	(1)	(1)	(3)	(2)
Other incidentals	(3)	(1)	(6)	(10)	(12)

Standard Products segment non-GAAP gross profit	$113	$112	$92	$428	$317

Standard Products segment GAAP gross margin	31.1%	30.9%	22.4%	30.0%	24.9%
Standard Products segment non-GAAP gross margin	34.1%	33.6%	31.3%	33.6%	27.7%
Standard Products segment GAAP operating profit	41	38	2	120	39
PPA effects	(12)	(15)	(15)	(58)	(59)
Restructuring	(6)	(7)	(18)	(37)	(16)
Stock based compensation	(7)	(8)	(7)	(29)	(19)
Other incidentals	(3)	(1)	(6)	(10)	(12)

Standard Products segment non-GAAP operating profit	$69	$69	$48	$254	$145

Standard Products segment GAAP operating margin	12.4%	11.4%	0.7%	9.4%	3.4%
Standard Products segment non-GAAP operating margin	20.8%	20.7%	16.3%	19.9%	12.7%
Corporate and Other Revenue	$37	$43	$42	$164	$137
Percent of Total Revenue	2.4%	2.8%	3.3%	2.9%	2.8%
Corporate and Other segment GAAP gross profit	6	5	—	5	(13)
PPA effects	(2)	(2)	(2)	(8)	(9)
Restructuring	1	1	—	(12)	(3)
Other incidentals	1	—	(1)	2	(5)

Corporate and Other segment non-GAAP gross profit	$6	$6	$3	$23	$4

Corporate and Other segment GAAP gross margin	16.2%	11.6%	0.0%	3.0%	-9.5%
Corporate and Other segment non-GAAP gross margin	16.2%	14.0%	7.1%	14.0%	2.9%
Corporate and Other segment GAAP operating profit	(8)	(5)	(31)	(54)	(100)
PPA effects	(6)	(5)	(6)	(25)	(24)
Restructuring	(4)	1	(3)	(17)	(20)
Stock based compensation	—	—	—	—	(1)
Other incidentals	3	1	(8)	(4)	(22)

Corporate and Other segment non-GAAP operating profit	$(1)	$(2)	$(14)	$(8)	$(33)

Corporate and Other segment GAAP operating margin	-21.6%	-11.6%	-73.8%	-32.9%	-73.0%
Corporate and Other segment non-GAAP operating margin	-2.7%	-4.7%	-33.3%	-4.9%	-24.1%

NXP Semiconductors

Table 5: Financial Reconciliation of GAAP to non-GAAP Results (unaudited)

	Three Months Ended				Full Year
($ in millions except share data)	Dec. 31, 2014		Sept. 28, 2014	Dec. 31, 2013	2014		2013
Revenue	$1,537		$1,515	$1,293	$5,647		$4,815
GAAP Gross profit	$704		$713	$589	$2,640		$2,177
PPA effects	(3)		(3)	(6)	(12)		(14)
Restructuring	(5)		(5)	(21)	(43)		(24)
Stock based Compensation	(3)		(2)	(3)	(10)		(8)
Other incidentals	(1)		(2)	(17)	(8)		(29)
Other adjustments	—		—	—	—		(46)

Non-GAAP Gross profit	$716		$725	$636	$2,713		$2,298

GAAP Gross margin	45.8%		47.1%	45.6%	46.8%		45.2%
Non-GAAP Gross margin	46.6%		47.9%	49.2%	48.0%		47.7%
GAAP Research and development	$(198)		$(196)	$(168)	$(763)		$(639)
Restructuring	(4)		—	1	(9)		1
Stock based compensation	(7)		(5)	(5)	(20)		(13)
Other incidentals	—		—	(1)	(1)		(3)

Non-GAAP Research and development	$(187)		$(191)	$(163)	$(733)		$(624)

GAAP Selling, general and administrative	$(198)		$(211)	$(224)	$(838)		$(896)
PPA effects	(31)		(39)	(41)	(152)		(232)
Restructuring	(3)		(1)	(3)	(5)		(17)
Stock based compensation	(24)		(27)	(23)	(103)		(67)
Other incidentals	3		—	(7)	(7)		(17)

Non-GAAP Selling, general and administrative	$(143)		$(144)	$(150)	$(571)		$(563)

GAAP Other income (expense)	$2		$1	$1	$10		$9
PPA effects	—		—	—	(3)		—
Other incidentals	(1)		1	—	8		—

Non-GAAP Other income (expense)	$3		$—	$1	$5		$9

GAAP Operating income (loss)	$310		$307	$198	$1,049		$651
PPA effects	(34)		(42)	(47)	(167)		(246)
Restructuring	(12)		(6)	(23)	(57)		(40)
Stock based compensation	(34)		(34)	(31)	(133)		(88)
Other incidentals	1		(1)	(25)	(8)		(49)
Other adjustments	—		—	—	—		(46)

Non-GAAP Operating income (loss)	$389		$390	$324	$1,414		$1,120

GAAP Operating margin	20.2%		20.3%	15.3%	18.6%		13.5%
Non-GAAP Operating margin	25.3%		25.7%	25.1%	25.0%		23.3%
GAAP Financial income (expense)	$(137)		$(168)	$(79)	$(410)		$(274)
Non-cash interest expense on convertible Notes	(3)		—	—	(3)		—
Foreign exchange gain (loss) on debt	(91)		(131)	31	(246)		62
Gain (loss) on extinguishment of long term debt	—		—	(54)	(3)		(114)
Changes in fair value of warrant liability	(2)		—	—	(2)		—
Other financial expense	(4)		(3)	(17)	(17)		(43)

Non-GAAP Financial income (expense)	$(37)		$(34)	$(39)	$(139)		$(179)

GAAP Income tax benefit (provision)	$(9)		$(4)	$(10)	$(40)		$(20)
Other adjustments	(2)		1	3	(16)		14

Non-GAAP Cash tax (expense)	$(7)		$(5)	$(13)	$(24)		$(34)

GAAP Results relating to equity-accounted investees	$3		$3	$6	$8		$58
Other adjustments	3		3	6	8		58

Non-GAAP Results relating to equity-accounted investees	$—		$—	$—	$—		$—

GAAP Net income (loss)	$167		$138	$115	$607		$415
PPA effects	(34)		(42)	(47)	(167)		(246)
Restructuring	(12)		(6)	(23)	(57)		(40)
Stock based compensation	(34)		(34)	(31)	(133)		(88)
Other incidentals	1		(1)	(25)	(8)		(49)
Other adjustments	(99	)1)	(130)	(31)	(279	)2)	(69)

Non-GAAP Net income (loss)	$345		$351	$272	$1,251		$907

GAAP Net income (loss) attributable to stockholders	$149		$121	$96	$539		$348
PPA effects	(34)		(42)	(47)	(167)		(246)
Restructuring	(12)		(6)	(23)	(57)		(40)
Stock based compensation	(34)		(34)	(31)	(133)		(88)
Other incidentals	1		(1)	(25)	(8)		(49)
Other adjustments	(99)		(130)	(31)	(279)		(69)

Non-GAAP Net income (loss) attributable to stockholders	$327		$334	$253	$1,183		$840

GAAP Weighted average shares—diluted	242,901		246,550	256,162	248,609		255,050
Non-GAAP Adjustment	—		—	—	—		—

Non-GAAP Weighted average shares—diluted	242,901		246,550	256,162	248,609		255,050

GAAP Diluted net income (loss) attributable to stockholders per share	$0.61		$0.49	$0.37	$2.17		$1.36
Non-GAAP Diluted net income (loss) attributable to stockholders per share	$1.35		$1.35	$0.99	$4.76		$3.29

1)	Includes: During 4Q14: Non-cash interest expense on convertible Notes: ($3) million; Foreign exchange loss on debt: ($91) million; Changes in fair value of warrant liability: ($2) million; Other financial expense: ($4) million; Results relating to equity-accounted investees: $3 million; and difference between book and cash income taxes: ($2) million.
2)	Includes: During 2014: Non-cash interest expense on convertible Notes: ($3) million; Foreign exchange loss on debt: ($246) million; Loss on extinguishment of long term debt: ($3) million; Changes in fair value of warrant liability: ($2) million; Other financial expense: ($17) million); Results relating to equity-accounted investees: $8 million; and difference between book and cash income taxes: ($16) million.

NXP Semiconductors

Table 6: Adjusted EBITDA and Free Cash Flow (unaudited)

	Three Months Ended			Full Year
($ in millions)	Dec. 31, 2014	Sept. 28, 2014	Dec. 31, 2013	2014	2013
Net Income	$167	$138	$115	$607	$415

Reconciling items to EBITDA
Financial (income) expense	137	168	79	410	274
(Benefit) provision for income taxes	9	4	10	40	20
Depreciation	58	55	61	219	246
Amortization	39	48	52	186	268

EBITDA	$410	$413	$317	$1,462	$1,223

Reconciling items to adjusted EBITDA
Results of equity-accounted investees	(3)	(3)	(6)	(8)	(58)
Restructuring 1)	11	6	21	56	31
Stock based compensation	34	34	31	133	88
Other incidental items 1)	(1)	1	24	7	46
Other adjustments	—	—	—	—	46

Adjusted EBITDA	$451	$451	$387	$1,650	$1,376

Trailing twelve month adjusted EBITDA	$1,650	$1,586	$1,376	$1,650	$1,376
1) Excluding depreciation property, plant and equipment and amortization software related to:
Restructuring	1	—	2	1	9
Other incidental items	—	—	1	1	3

	Three Months Ended			Full Year
($ in millions)	Dec. 31, 2014	Sept. 28, 2014	Dec. 31, 2013	2014	2013
Net cash provided by (used for) operating activities	$556	$397	$314	$1,468	$891

Net capital expenditures on property, plant and equipment	(105)	(81)	(70)	(325)	(209)

Non-GAAP free cash flow	$451	$316	$244	$1,143	$682
Non-GAAP free cash flow as a percent of Revenue	29%	21%	19%	20%	14%